SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 11-K



(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 1997,

                                       or

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________________ to ____________________.


         Commission file number ..........................................0-7282


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Computer Horizons Corp. Employee Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principl executive office:

               Computer Horizons Corp.
               49 Old Bloomfield Avenue
               Mountain Lakes, New jersey  07046-1495

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             COMPUTER HORIZONS CORP.
                              EMPLOYEE SAVINGS PLAN

                           December 31, 1997 and 1996

                                 C O N T E N T S


                                                                        Page
                                                                        ----


Report of Independent Certified Public Accountants                         3


Financial Statements

        Statements of Net Assets Available for Benefits                    4

        Statements of Changes in Net Assets Available for Benefits         5

        Notes to Financial Statements                                    7 - 12


Supplemental Schedules

        Report of Independent Certified Public Accountants on
          Supplementary Information                                       14

        Item 27a - Schedule of Assets Held for Investment
          Purposes                                                        15

        Item 27d - Schedule of Reportable Transactions                    16

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS


Board of Trustees
   Computer Horizons Corp. Employee Savings Plan


We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ GRANT THORNTON LLP

Parsippany, New Jersey
June 23, 1998

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                  December 31,

                                                         1997           1996
                                                     -----------     -----------
ASSETS
    Investments (Notes B and C)
       Guaranteed Fund                               $ 5,158,873     $ 4,674,524
       Mutual Stock Funds                             14,002,139      10,616,029
       Common Stock - Computer Horizons Corp.          2,766,254         885,602
                                                     -----------     -----------

                                                      21,927,266      16,176,155

    Contributions receivable (Note A)
       Employee                                          209,880         138,764
       Employer                                           23,446          14,880

    Loans receivable (Note A)                            459,920         288,850
                                                     -----------     -----------

              Net assets available for benefits      $22,620,512     $16,618,649
                                                     ===========     ===========



The accompanying notes are an integral part of these statements.

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR BENEFITS WITH
                                FUND INFORMATION

                                December 31, 1997



                                                                                       20th Century
                                                                                          Growth                Fidelity
                                                                Guaranteed               Investors              Magellan
                                                                     Fund                  Fund                   Fund
                                                                -------------         ---------------          -----------
Additions
    Employees' contributions (Note A)                               $1,037,617           $   431,675          $    705,726
    Employer's contributions (Note A)                                   56,065                47,623                78,814
    Interest/dividend income                                           293,717               320,642               386,978
    Unrealized/realized appreciation
       in market value of investments (Note C)                                               151,907               947,590
    Loan repayments (Note A)                                            43,447                10,241                32,184
                                                                   -----------           -----------          ------------

                                                                     1,430,846               962,088             2,151,292
                                                                     ---------            ----------            ----------

Deductions
    Withdrawals (Note A)                                              (952,758)             (267,644)           (1,268,809)
    Expenses (Note A)                                                  (13,289)               (1,870)               (5,631)
    Transfers                                                          165,941               (19,720)              (61,444)
    Loans issued (Note A)                                             (170,750)              (17,213)              (54,840)
                                                                    ----------           -----------          ------------

                                                                      (970,856)             (306,447)           (1,390,724)

         NET INCREASE IN NET ASSETS
            AVAILABLE FOR BENEFITS                                     459,990               655,641               760,568
                                                                    ----------            ----------            ----------

Net assets available for benefits at
    beginning of year                                                4,698,883             1,545,257             5,075,082
                                                                    ----------             ---------             ---------

Net assets available for benefits at
    end of year                                                     $5,158,873            $2,200,898           $ 5,835,650
                                                                     =========             =========            ==========

                                                                                                             Computer
                                                                                                             Horizons
                                                                                                               Corp.
                                                                  Vanguard             Vanguard               Common
                                                                    Index            Wellington                Stock
                                                                    Fund                 Fund                  Fund
                                                                -----------          -------------       --------------
Additions
    Employees' contributions (Note A)                           $   774,612           $   452,042          $   847,005
    Employer's contributions (Note A)                                67,578                44,916               92,006
    Interest/dividend income                                         74,251               190,667
    Unrealized/realized appreciation
       in market value of investments (Note C)                      788,865               233,801            1,181,840
    Loan repayments (Note A)                                         19,710                14,280               44,668
                                                                -----------           -----------          -----------

                                                                  1,725,016               935,706            2,165,519
                                                                  ---------            ----------            ---------

Deductions
    Withdrawals (Note A)                                           (439,556)             (288,598)            (188,598)
    Expenses (Note A)                                                (8,603)               (2,044)
    Transfers                                                       115,351               (89,195)            (110,933)
    Loans issued (Note A)                                           (28,060)              (41,175)             (23,562)
                                                                -----------           -----------          -----------

                                                                   (360,868)             (421,012)            (323,093)

         NET INCREASE IN NET ASSETS
            AVAILABLE FOR BENEFITS                                1,364,148               514,694            1,842,426
                                                                  ---------            ----------            ---------

Net assets available for benefits at
    beginning of year                                             2,330,558             1,756,191              923,828
                                                                  ---------             ---------           ----------

Net assets available for benefits at
    end of year                                                  $3,694,706            $2,270,885           $2,766,254
                                                                  =========             =========            =========


                                                                                                              Total
                                                                  Loan              Contribution              fund
                                                                  Fund               receivable              balance
                                                               ----------          --------------         ----------
Additions
    Employees' contributions (Note A)                                                  $209,880            $  4,458,557
    Employer's contributions (Note A)                                                    23,446                 410,448
    Interest/dividend income                                                                                  1,266,255
    Unrealized/realized appreciation
       in market value of investments (Note C)                                                                3,304,003
    Loan repayments (Note A)                                    $(164,530)
                                                                 --------               -------               ---------

                                                                 (164,530)              233,326               9,439,263
                                                                 --------               -------               ---------

Deductions
    Withdrawals (Note A)                                                                                     (3,405,963)
    Expenses (Note A)                                                                                           (31,437)
    Transfers
    Loans issued (Note A)                                         335,600
                                                                 --------               -------               ---------

                                                                  335,600                                    (3,437,400)

         NET INCREASE IN NET ASSETS
            AVAILABLE FOR BENEFITS                                171,070               233,326               6,001,863
                                                                 --------               -------             -----------

Net assets available for benefits at
    beginning of year                                             288,850               -                    16,618,649
                                                                 --------               -------              ----------

Net assets available for benefits at
    end of year                                                 $ 459,920              $233,326             $22,620,512
                                                                 ========               =======              ==========



The accompanying notes are an integral part of this statement.

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR BENEFITS WITH
                          FUND INFORMATION (continued)

                                December 31, 1996


                                                                                 20th Century
                                                                                    Growth                Fidelity
                                                           Guaranteed              Investors              Magellan
                                                               Fund                  Fund                   Fund
                                                           -------------       ----------------         -------------
Additions
    Employees' contributions (Note A)                       $    837,002            $   291,908           $   664,701
    Employer's contributions (Note A)                             55,273                 33,980                77,212
    Interest/dividend income                                     288,992                 29,172               719,250
    Unrealized/realized appreciation (depreciation)
       in market value of investments (Note C)                                          175,282              (172,559)
    Loan repayments (Note A)                                      47,371                 13,213                32,143
                                                            ------------            -----------           -----------

                                                               1,228,638                543,555             1,320,747
                                                              ----------             ----------             ---------

Deductions
    Withdrawals (Note A)                                        (595,740)              (128,393)             (387,334)
    Expenses (Note A)                                            (20,943)                (1,270)               (4,054)
    Transfers                                                   (372,642)                (6,779)              (81,299)
    Loans issued (Note A)                                        (26,914)               (16,282)              (30,139)
                                                            ------------            -----------           -----------

                                                              (1,016,239)              (152,724)             (502,826)

         NET INCREASE (DECREASE) IN
            NET ASSETS AVAILABLE
            FOR BENEFITS                                         212,399                390,831               817,921
                                                             -----------             ----------            ----------


Net assets available for benefits at
    beginning of year                                          4,486,484              1,154,426             4,257,161
                                                              ----------              ---------             ---------

Net assets available for benefits at
    end of year                                              $ 4,698,883             $1,545,257            $5,075,082
                                                              ==========              =========             =========

                                                                                                               Computer
                                                                                                               Horizons
                                                                                                                 Corp.
                                                                    Vanguard              Vanguard              Common
                                                                      Index             Wellington               Stock
                                                                      Fund                  Fund                 Fund
                                                                  -------------         -------------       --------------
Additions
    Employees' contributions (Note A)                               $   380,937           $   266,080             $716,047
    Employer's contributions (Note A)                                    42,051                31,163               79,061
    Interest/dividend income                                             46,673               130,367
    Unrealized/realized appreciation (depreciation)
       in market value of investments (Note C)                          345,123               111,576              114,066
    Loan repayments (Note A)                                             11,394                10,347               41,664
                                                                    -----------           -----------             --------

                                                                        826,178               549,533              950,838
                                                                     ----------            ----------              -------

Deductions
    Withdrawals (Note A)                                               (180,069)             (138,951)             (18,889)
    Expenses (Note A)                                                    (1,717)               (1,404)
    Transfers                                                           370,925               119,855               (1,767)
    Loans issued (Note A)                                               (13,642)              (21,020)              (6,354)
                                                                    -----------           -----------            ---------

                                                                        175,497               (41,520)             (27,010)

         NET INCREASE (DECREASE) IN
            NET ASSETS AVAILABLE
            FOR BENEFITS                                              1,001,675               508,013              923,828
                                                                      ---------            ----------              -------


Net assets available for benefits at
    beginning of year                                                 1,328,883             1,248,178                    0
                                                                      ---------             ---------              -------

Net assets available for benefits at                                 $2,330,558            $1,756,191             $923,828
                                                                      =========             =========              =======
    end of year





                                                                                                           Total
                                                                 Loan                 Other,               fund
                                                                 Fund                   net               balance
                                                              ----------            ----------           ----------
Additions
    Employees' contributions (Note A)                                                                     $  3,156,675
    Employer's contributions (Note A)                                                                          318,740
    Interest/dividend income                                                                                 1,214,454
    Unrealized/realized appreciation (depreciation)
       in market value of investments (Note C)                                                                 573,488
    Loan repayments (Note A)                                   $(156,132)
                                                               ---------               -------             -----------

                                                                (156,132)                                    5,263,357
                                                               ---------               -------             -----------

Deductions
    Withdrawals (Note A)                                                                                    (1,449,376)
    Expenses (Note A)                                                                                          (29,388)
    Transfers                                                                         $(28,293)
    Loans issued (Note A)                                        114,351
                                                               ---------               -------             -----------

                                                                 114,351               (28,293)             (1,478,764)

         NET INCREASE (DECREASE) IN
            NET ASSETS AVAILABLE
            FOR BENEFITS                                         (41,781)              (28,293)              3,784,593
                                                               ---------               -------             -----------


Net assets available for benefits at                             330,631                28,293              12,834,056
                                                                --------               -------              ----------
    beginning of year

Net assets available for benefits at                           $ 288,850          $     -                  $16,618,649
                                                                ========           ===========              ==========
    end of year



The accompanying notes are an integral part of this statement.

                  Computer Horizons Corp. Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996



NOTE A - DESCRIPTION OF THE PLAN

     The following description of Computer Horizons Corp. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution employee profit-sharing plan, covering all full-time employees of the Company who have completed at least one year of service and a minimum of one thousand (1,000) hours of service.

     The Plan was established effective April 1, 1983, and amended as of January 1, 1984 and May 31, 1989, to be a qualified profit sharing plan under Internal Revenue Code Section 401(a), with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k).

     The Plan was further amended and restated effective January 1, 1990 to comply with the requirements of the Tax Reform Act of 1986 and all applicable Federal laws subsequently enacted and relating thereto. A favorable determination letter dated September 1995 was received from the Internal Revenue Service.

     Contributions

     Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company contributes 25 percent of the first 4 percent of base compensation that a participant contributes to the Plan.

     Participant Accounts and Vesting

     Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral account balance (pretax contributions of three to fifteen percent of compensation not to exceed maximum as specified in agreement), Voluntary Post Tax account balance (post-tax contributions of one to ten percent of compensation) and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of their Employer Matching account

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1997 and 1996



NOTE A (continued)

     balance (participants' share of employer matching contributions) based upon the vesting provisions of the Plan (25% vested after three years of service, 50% vested after four years of service, 100% vested after five years of service). Forfeitures resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses. Plan forfeitures approximate $147,000 and $73,000 for 1997 and 1996, respectively.

     Withdrawals and Distributions Upon
         Termination of Employment

     Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at his or her option. However, if the value of a participant's account is greater than $3,500, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter.

     Loans to Participants

     The Plan provides for loans to  participants  to a maximum of the lesser of
     (1) $50,000 or (2) 50% of the participant's account balance. The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

     Termination

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to his or her credit; there shall not be any forfeitures with respect to any participant for any reason.

     Administrative Expense

     All administrative expenses, charged by the Plan's Recordkeeper, Merrill Lynch, are borne by the Plan. Any expense not covered by the forfeitures is allocated to each participant's account.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1997 and 1996



NOTE A (continued)

     Use of Estimates in Financial Statements

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles as applied to profit sharing plans and in accordance with the terms of the trust agreement. The assets of the Plan are valued at quoted market value, at close on the last trade date of the year, except for the Guaranteed Fund which is valued at contract value, which approximates fair value. Dividends are recorded on the ex-dividend date. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE C - INVESTMENT OF FUNDS

     All contributions are remitted to the respective fund managers and invested, at the election of the participant, in one or a combination of funds. The funds available to participants are the Guaranteed Fund, various mutual stock funds and the Computer Horizons Corp. Common Stock Fund. The following is a brief description of the funds available.

     Guaranteed Fund

     The Guaranteed Fund is intended to provide fixed income with minimal risk. Contributions to the Guaranteed Fund are invested primarily under guaranteed investment contracts or contracts with one or more insurance companies guaranteeing an annual effective interest rate for specified periods.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1997 and 1996



NOTE C (continued)

     The guaranteed investment contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance companies. Each year the Company enters into a new guaranteed investment contract. The interest rate is guaranteed for the life of the contract. New investments are accepted only during the initial year of a contract. The initial contract term ranges from 3 to 5 years. The average yield and crediting interest rates were 7.79% for ITT Hartford Life Insurance Company for 1997 and 1996 and range from 4.72% to 6.76% for The Travelers Insurance Company for 1997 and 1996, respectively. The amounts remitted to insurance companies for guaranteed income contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the insurance companies.

     Guaranteed investment contracts at December 31 consist of the following:

                                                        1997             1996
                                                     ----------      ----------
         ITT Hartford Life Insurance Company         $2,260,768*     $2,797,712*
         The Travelers Insurance Company              2,898,105*      1,876,812*
                                                     ----------      ----------

                                                     $5,158,873      $4,674,524
                                                     ==========      ==========

     *Denotes investments which exceed 5% of net assets available for Plan benefits.

     Mutual Stock Funds

     The Fidelity Magellan Fund is a high risk stock fund emphasizing capital appreciation through investments in companies with high growth potential.

     The 20th Century Growth Investors Fund is a stock fund that invests in large, established companies that exhibit accelerating growth.

     The Vanguard Index Trust 500 Portfolio is a stock fund that invests in individual stocks corresponding with the Standard & Poor's 500 Index.

     The Vanguard Wellington Fund invests approximately 65% of its assets in individual stocks corresponding with the Standard & Poor's 500 Index and approximately 35% of its assets in long-term corporate bonds with an AA or better Bond Index.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1997 and 1996



NOTE C (continued)

     Investments in securities are valued at quoted market value and at December 31 consist of the following:

                                                    1997                1996
                                                 -----------        -----------
Fidelity Magellan Fund                           $ 5,835,650*       $ 5,041,594*
20th Century Growth Investors Fund                 2,200,898*         1,528,023*
Vanguard Index Trust 500 Portfolio                 3,694,706*         2,305,912*
Vanguard Wellington Fund                           2,270,885*         1,740,500*
                                                 -----------        -----------

                                                 $14,002,139        $10,616,029
                                                 ===========        ===========

      Computer Horizons Corp. Common Stock Fund

      Effective January 1, 1996, participants are able to invest contributions in the Computer Horizons Corp. Common Stock Fund, which invests in the common stock of the Plan Sponsor, Computer Horizons Corp. Merrill Lynch, as an independent agent, invests in the Company shares that are obtained by Merrill Lynch directly from the Company out of its authorized but unissued shares of common stock, out of its treasury shares, or on the open market. Total value of investments in Computer Horizons Corp. common stock at December 31, 1997 and 1996 is $2,766,254* and $885,602*,
      respectively.


NOTE D - TAX STATUS OF PLAN

     The Internal Revenue Service has determined and informed the Company by a letter dated September 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


*Denotes investments which exceed 5% of net assets available for Plan benefits.

                  Computer Horizons Corp. Employee Savings Plan

                           December 31, 1997 and 1996



NOTE E - SUBSEQUENT EVENT

     Effective January 1, 1998, the Plan was amended to reflect the appointment of Merrill Lynch as Plan Trustee. Other modifications to the Plan include:
     1) a reduction in the eligibility service period from one year to six months, 2) a change in the vesting period from 25% after three years of service and 100% after five years to 100% after three years, 3) a change in investment options from Vanguard, Fidelity and Twentieth Century Funds to Merrill Lynch ML S&P 500, MFS Massachusetts Investors Fund, and ML Capital Fund. ML Retirement Preservation Trust will be available for investment to investors in Guaranteed Investment Contracts as the existing contracts expire. In addition, five other Merrill Lynch funds will be available for investment.

                             SUPPLEMENTAL SCHEDULES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION





Board of Trustees
   Computer Horizons Corp. Employee Savings Plan


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of plan assets held by the Plan's Recordkeeper, as such costs are not provided by the Recordkeeper. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




/s/ GRANT THORNTON LLP


Parsippany, New Jersey
June 23, 1998

                  Computer Horizons Corp. Employee Savings Plan
                           EIN: 13-2638902, Plan # 001

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1997

(a)     (b)  Identity of issuer, borrower,                                                                  (e)  Current
               lessor or similar party      (c)  Description of investment                      (d)  Cost          value
             -----------------------------       -------------------------                           ----        -------

        Group Annuity Contracts,            Provide a guaranteed interest
          at contract value                   rate for a specified period of
                                              time.
             The Travelers Insurance Co.
               6.76%                                                                                *          $    357,084
               5.39%                                                                                *               427,133
               4.72%                                                                                *               607,611
               5.60%                                                                                *             1,506,277
             Hartford Life Insurance
               Company
                 7.79%                                                                              *             2,260,768
                                                                                                               ------------

                                                                                                               $  5,158,873
                                                                                                               ============


        Mutual Funds
            Fidelity Magellan Fund,         A growth mutual fund designed to provide
              61,258.00 shares                more aggressive investors with long-term
                                              capital growth.                                       *          $  5,835,650

            Twentieth Century Growth        An aggressive growth mutual fund designed to
              Investors Fund,                 provide long-term capital appreciation.               *             2,200,898
              91,665.89 shares

            Vanguard Index Trust - 500      An indexed  growth and income mutual fund
              Portfolio,                      designed to match the investment performance
              41,020.40 shares                of the Standard & Poors 500 Composite
                                              Stock Price Index.                                    *             3,694,706

            Vanguard Wellington Fund,       A balanced mutual fund designed to conserve
              77,109.86 shares                principal and provide reasonable income
                                              return and growth.                                    *             2,270,885
                                                                                                                -----------

                                                                                                                $14,002,139
                                                                                                                ===========
        Stock
            **Computer Horizons             Common Stock
                  Corp.
                  60,796.82 shares                                                                              $ 2,766,254
                                                                                                                ===========

        Participant loans receivable,
        with interest which ranges from
          3.69% to 6.25%                                                                                        $   459,920
                                                                                                                ===========

   * Cost information was not available, as this information is not maintained. ** Party-In-Interest

                                                            Computer Horizons Corp. Employee Savings Plan
                                                                     EIN: 13-2638902, Plan # 001

                                                            Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                     Year ended December 31, 1997






(a) Identity of party            (b)  Description                 Number of   (c) Purchase        Number     (d) Selling
         involved                       of assets                  purchases         price       of sales          price  *
    -------------------               ---------------             -----------     ----------     ---------       ---------

The Travelers                    Guaranteed Annuity                  113       $1,609,436
   Insurance Co.                   Contract

The Travelers Insurance Co.      Guaranteed Annuity                                                  47      $   417,532
                                   Contract

Vanguard Wellington Fund         Mutual Fund                          79          846,125

Vanguard Wellington Fund         Mutual Fund                                                         51          595,427

Vanguard Index Trust -           Mutual Fund                          89        1,399,605
   500 Portfolio

Vanguard Index Trust -           Mutual Fund                                                         49          821,463
   500 Portfolio

Fidelity Magellan Fund           Mutual Fund                          80        1,480,320

Fidelity Magellan Fund           Mutual Fund                                                         54        1,633,054

Twentieth Century Growth         Mutual Fund                          72          870,232
   Investors Fund

Twentieth Century Growth                                                                             47          446,264
   Investors Fund                Mutual Fund

Computer Horizons Corp.          Common Stock                         44        1,021,929

                                                  (h) Current
                                                      value
                                                      of asset
(a) Identity of party          (g)  Cost of           on trans-    (i)  Net gain
         involved                     asset         action date         or (loss)
    -------------------             ----------      -----------         ---------

The Travelers                         *            $1,609,436
   Insurance Co.

The Travelers Insurance Co.           *               417,532               *


Vanguard Wellington Fund              *               846,125

Vanguard Wellington Fund              *               595,427               *

Vanguard Index Trust -                *             1,399,605
   500 Portfolio

Vanguard Index Trust -                *               821,463               *
   500 Portfolio

Fidelity Magellan Fund                *             1,480,320

Fidelity Magellan Fund            1,422,143         1,633,054        $210,910

Twentieth Century Growth              *               870,232
   Investors Fund

Twentieth Century Growth              *               446,264               *
   Investors Fund

Computer Horizons Corp.               *             1,021,929


* Cost net gain (loss) information was not available, as this information is not maintained.

Note: Columns (e) and (f), lease rental and expense incurred with transaction, respectively, are not applicable.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Computer Horizons Corp. Employee Savings Plan


Date:   June 30, 1998              /s/      William J. Murphy
                                   ---------------------------------
                                   By:      William J. Murphy
                                   Title:   Executive Vice President